November 20, 2025

Thomas C. Baker
Chief Financial Officer
PC Connection, Inc.
730 Milford Road
Merrimack , New Hampshire 03054

       Re: PC Connection, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Fiscal Period Ended June 30, 2025
           File No. 000-23827
Dear Thomas C. Baker:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services